UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 3, 2026

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty sixth Floor

(1107), Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

tgs

2026 2nd Quarter Earnings Release

Buenos Aires, Argentina, August 3, 2026.

NYSE | TGS

BYMA Bolsas y Mercados Argentinos | TGSU2

tgs announces financial results for the second quarter (“2Q”) ended on June 30, 2026 (1)

Transportadora de Gas del Sur S.A. ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 92.7 MMm3/d. We are one of the main natural gas processors. In addition, our infrastructure investment in the Vaca Muerta formation places us as one of Argentina’s leading Midstream companies.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 53.83% of the total shares. CIESA’s shareholders are: (i) Pampa Energía S.A. with a 50% interest, (ii) Grupo Inversor Petroquímica S.L. (GIP), led by the Sielecki family, and PCT L.L.C., with the remaining 50%.

For further information, see our website:

https://www.tgs.com.ar/en/investors/

STOCK INFORMATION

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

SHAREHOLDING STRUCTURE AS OF JUNE 30, 2026

tgs holds 752,761,058 outstanding shares.

(1) The financial information included in this earnings release is based, unless otherwise stated, on the Condensed Consolidated Interim Financial Statements and is presented in millions of constant Argentine pesos as of June 30, 2026 (Ps.), prepared in accordance with Accounting International Financial Reporting Standards (“IFRS”).

Buenos Aires, Argentina, August 3, 2026

tgs reported comprehensive income of Ps. 133,145 million for the 2Q2026, equivalent to Ps. 176.88 per share (Ps. 884.38 per ADS), compared to a comprehensive income of Ps. 53,780 million, or Ps. 71.44 per share (Ps. 357.22 per ADS) for the second quarter ended June 30, 2025 (2Q2025).

Operating profit for 2Q2026 amounted to Ps. 216,327 million, representing an increase of Ps. 52,661 million compared to 2Q2025. This increase was mainly explained by:

•Higher revenues in the Liquids Production and Commercialization segment (Ps. 78,143 million).

•A positive variation in other operating results, net, of Ps. 23,553 million.

These effects were partially offset by:

•Lower revenues in the Natural Gas Transportation segment of Ps. 7,138 million.

•An increase in cost of sales and administrative and selling expenses of Ps. 42,266 million.

Financial results recorded a positive variation of Ps. 60,191 million compared to 2Q2025.

2Q2026 Highlights and beyond

•Integrated NGLs Project – Final investment decision: tgs reached Final Investment Decision (FID) for the Integrated NGLs Project, representing a relevant milestone in the Company’s growth strategy. With an estimated investment of US$ 3.0 billion, the project is expected to generate annual exports of approximately US$ 1.2 billion. Its development, expected over the next four years, includes the construction of a 100 km segregation pipeline, the expansion of facilities at the Tratayén Plant, the laying of a multi-product pipeline to Bahía Blanca, fractionation plant and storage facilities, and a marine terminal for dispatch. The project is expected to be in operation starting March 2030.

•Approval of adherence to the Incentive Regime for Large Investments (RIGI, for its Spanish acronym): on May 12, 2026, through Resolution 676/2026 issued by the Ministry of Economy, the request to adhere to the RIGI was approved for the project “Expansion of Section I of the Perito Francisco Pascasio Moreno Gas Pipeline (GPM)” and its investment plan, which was submitted by Transportadora de Gas del Sur Sucursal Dedicada 1. Such resolution established on April 30, 2026, the RIGI adherence date, provides greater regulatory, tax and economic predictability for the development of the project.

•Credit rating upgrade: on June 11, 2026, S&P Global Ratings (“S&P”) raised tgs’ long-term local and foreign currency debt ratings to “B” from “B-”. In addition, on July 23, 2026, Moody’s Ratings upgraded tgs’ notes rating to “B1” from “B2”. These upgrades reflect a more favorable assessment of the Company’s credit profile and support the growth and investment process expected in the coming years.

Analysis of the results

In the 2Q2026, tgs reported revenues of Ps. 535,522 million, compared to Ps. 464,147 million recorded in 2Q2025, representing an increase of Ps. 71,375 million.

The breakdown of cost of sales, administrative and selling expenses for 2Q2026 and 2Q2025 is shown in the table below:

Cost of sales and administrative and selling expenses increased by Ps. 42,266 million, mainly as a result of higher: (i) natural gas costs incurred for liquids production for Ps. 30,690 million, mainly due to higher volumes consumed; (ii) taxes, fees and contributions of Ps. 8,483 million; (iii) depreciation of Ps. 5,127 million; (iv) repair and maintenance expenses of Ps. 4,207 million; (v) fees and third-party services of Ps. 2,827 million; and (vi) other expenses of Ps. 1,803 million. These effects were partially offset by the Ps. 11,194 million decrease in impairment charges on financial assets.

Financial results are presented on nominal terms, including gain/loss on net monetary position in a single line item. In 2Q2026, financial results recorded an improvement of Ps. 60,191 million, from a loss of Ps. 79,313 million in 2Q2025 to a loss of Ps. 19,122 million this quarter. This positive variation was mainly explained by the Ps. 130,125 million higher gains on financial assets and financial instruments. This effect was partially offset by a higher negative foreign exchange result of Ps. 46,691 million, higher interest generated by liabilities of Ps. 15,228 million and a Ps. 7,573 million increase in the loss on net monetary position.

Other operating results, net, recorded a loss of Ps. 428 million in 2Q2026, compared to a loss of Ps. 23,981 million in 2Q2025, representing an improvement of Ps. 23,553 million. This positive variation was mainly explained by the impact of the climatic event at the Cerri Complex in March 2025 of Ps. 23,022 million, the reversal of a supplier provision at Ps. 610 million and the favorable variation of Ps. 576 million related to tax credits. These effects were partially offset by lower insurance recoveries for Ps. 800 million.

Analysis of operating profit
by business segment
Million of Argentine Pesos
120,000
100,000
80,000
60,000
40,000
20,000
0
Natural Gas Transportation
Liquids
Midstream
2Q2026
2Q2025

Natural Gas Transportation

Operating profit of the Natural Gas Transportation segment for 2Q2026 amounted to Ps. 95,485 million, Ps. 11,869 million above 2Q2025.

Natural gas transportation revenues accounted for approximately 36% and 43% of total revenues in both 2Q2026 and 2Q2025, respectively.

Revenues from this segment are derived mainly from firm natural gas transportation contracts, which represented approximately 80% and 81% of the total revenues for this segment in 2Q2026 and 2Q2025, respectively.

Revenues decreased Ps. 7,138 million, mainly as a result of the negative impact of the restatement to constant currency in accordance with IAS 29, amounting to Ps. 48,617 million and lower revenues from natural gas transportation services of Ps. 9,644 million. These effects were partially offset by the tariff increases amounting to Ps. 50,200 million.

On the other hand, cost of sales and administrative and selling expenses, on an aggregate basis, decreased by Ps. 8,293 million, mainly due to lower impairment charges on financial assets of Ps. 11,194 million.

Finally, other operating results, net, showed a positive variation of Ps. 8,453 million, mainly as a result of the insurance recovery effect in 2026 as opposed to the negative impact of the climatic event in 2025.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 45% and 35% of total revenues in 2Q2026 and 2Q2025, respectively. During 2Q2026, production increased by 78,172 tons, reaching 302,425 tons.

During 2Q2026, operating profit for this business segment amounted to Ps. 77,934 million, representing an increase of Ps. 48,144 million compared to the same period of 2025 (Ps. 29,790 million). This increase was mainly explained by higher revenues of Ps. 78,143 million and the positive impact in other operating results, net, amounting to Ps. 15,948 million. These effects were partially offset by higher natural gas costs (Ps. 30,689 million), higher fees and third-parties services of Ps. 7,090 million, and taxes, fees and contributions for Ps. 5,130 million.

Revenues totaled Ps. 238,904 million in 2Q2026, compared to Ps. 160,761 million in the same period of 2025. This increase was mainly explained by higher sales volumes of Ps. 84,071 million, the nominal exchange rate effect of Ps. 20,244 million and higher international prices of Ps. 24,677 million. These effects were partially offset by a loss of Ps. 36,653 million resulting from accounting restatement in accordance with IAS 29, and the decline in ethane prices of Ps. 14,304 million (including the take-or-pay amount corresponding to the 2025 period, which was not recorded in 2026).

Volumes sold increased 118,879 tons (+56%) compared to 2Q2025. This growth is mainly explained by the comparison base with the climatic event of March 7, 2025, which interrupted production at the Cerri Complex until mid-April 2025. In turn, this increase also reflects an improvement in the quality of the natural gas processed at Cerri complex, which resulted in a sustained increase of liquids production.

The breakdown of volumes dispatched by market and product and revenues by market are included below:

Operating data - Production and Commercialization of Liquids

350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
2Q2024
2Q2025
2Q2026
Ethane
Propane local market
Butane local market
Propane foreign market
Butane foreign market
Natural gasoline
Production

Midstream and Telecommunications

Midstream and Telecommunications business segment includes mainly services provided by tgs at Vaca Muerta, representing approximately 19% and 22% of our total revenues for 2Q2026 and 2Q2025, respectively.

Operating profit decreased by Ps. 7,352 million, mainly as a result of the increase in cost of sales and administrative and selling expenses by Ps. 6,246 million, principally due to higher taxes, fees and contributions, and depreciation.

Revenues reflected a slight increase of Ps. 369 million, mainly explained by the nominal exchange rate effect on revenues denominated in U.S. dollars of Ps. 14,815 million and higher natural gas transportation and conditioning services rendered in Vaca Muerta of Ps. 13,197 million. These effects were partially offset by the impact of restatement in accordance with IAS 29 of Ps. 25,340 million.

Operating Information - Vaca Muerta System
35
30
25
20
15
10
5
0
MMm3/d
2Q2024
2Q2025
2Q2026
Average daily Deliveries (transportation)
Average natural gas injection (conditioning)
Average firm contracted capacity (transportation)
Average firm conditioning capacity (conditioning)

Financial position analysis

Net debt

As of June 30, 2026, the Company’s net debt position amounted to Ps. 497,604 million, compared to Ps. 120,098 million as of December 31, 2025.

The table included below presents a reconciliation of the Company’s net financial debt as of the dates indicated.

During 2Q2026, the Company incurred new financial debt of Ps. 20,769 million (US$ 14.4 million). No repayments were made.

The chart below includes the maturity profile of our financial debt (bank loans and notes) in millions of U.S. dollars:

Liquidity and capital resources

The following table includes summarized cash flow statement information for 2Q2026 and 2Q2025:

As of June 30, 2026, and December 31, 2025, the funds allocation was as follows:

The table below shows a reconciliation of the free cash flows for the 2Q2026 and 2Q2025 periods:

2Q2026 vs. 2Q2025

During 2Q2026, cash flow provided by operating activities amounted to Ps. 392,517 million, compared to Ps. 117,897 million in the same period of 2025. The Ps. 274,620 million increase was mainly explained by higher comprehensive income for the quarter, the favorable evolution of working capital —mainly driven by the increase in trade payables and contract liabilities— and lower income tax payments. These effects were partially offset by higher interest payments.

Cash flow used in investing activities amounted to Ps. 500,732 million in 2Q2026, compared to Ps. 115,371 million provided during 2Q2025. The variation was mainly due to higher net placements in financial assets not considered cash equivalents and an increase in investments in property, plant and equipment (PPE).

During 2Q2026, cash flow provided by financing activities amounted to Ps. 20,582 million, compared to cash flow used in financing activities of Ps. (270,925) million in 2Q2025. This improvement was mainly due to the absence of dividend payments in the current period, which amounted to Ps. 270,657 million in the second quarter of 2025, as well as the incurrence of new loans during the quarter.

2Q2026 earnings videoconference

We invite you to participate in the videoconference to discuss this 2Q2026 announcement on Tuesday August 4, 2026, at 10:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time.

For those interested in participating in our earnings videoconference, there will be a live webcast that you can access at:  https://us02web.zoom.us/webinar/register/WN_tA6NOL3-Q-OemFIR1bhrng#/registration

The following section includes financial information.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "guidance," "may,", "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled " Item 3. Key Information—D. Risk Factors " and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: operating profits, new investments and projects, including their expected development, completion, commercial operations date, expected financial and operating performance (including enterprise value to EBITDA multiples), expected output capacity, anticipated synergies and market dynamics relating to such investments and projects; the Inflation Reduction Act in the U.S (“IRA”) and benefits thereunder; our anticipated limited exposure to current market risks, including our position with respect current market risks and the potential impact from foreign exchange rates and interest rates on CAFD; the impact from potential caps on market prices in the net value of our assets; taxes on energy companies in Spain; equity investments; estimates and targets; escalation factors in relation to inflation; net corporate leverage based on CAFD estimates; financial flexibility; the use of non-IFRS measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3. Key Information—D. Risk Factors” and “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC.

Non-IFRS Financial Measures

This press release also includes certain non-IFRS financial measures. Non-IFRS financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-IFRS financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

Consolidated Statement of Financial Position
as of June 30, 2026 and December 31, 2025
(in million of Argentine pesos)

	06/30/2026	12/31/2025
Assets		
Non Current assets		
Property, plant and equipment	4,017,043	3,713,452
Investments in associates	6,189	6,252
Deferred income tax assets	4	61
Other receivables	428	505
Total non current assets	**4,023,664**	**3,720,270**
Current assets		
Other receivables	189,756	259,664
Inventories	9,114	12,136
Trade receivables	238,533	230,217
Contract assets	-	32
Financial assets at amortized cost	335,706	416,743
Financial assets at fair value through profit or loss	1,583,684	758,924
Cash and cash equivalents	286,690	941,531
Total current assets	**2,643,483**	**2,619,247**
Total Assets	**6,667,147**	**6,339,517**
Equity		
Common stock	1,137,580	1,137,580
Issuance premium of treasury shares	(84,144)	(84,144)
Legal reserve	207,460	182,821
Reserve for capital expenditures, acqsuition of treasury shares and / or dividends	2,401,529	1,933,382
Accumulated retained earnings	304,306	492,786
Non Controlling interest	3	3
Total Equity	**3,966,734**	**3,662,429**
Liabilities		
Non-current liabilities		
Deferred income tax liabilities	288,968	281,623
Contract liabilities	156,075	161,426
Loans	1,535,572	1,710,372
Total Non-current Liabilities	**1,980,615**	**2,153,421**
Current liabilities		
Provisions	1,318	1,125
Contract liabilities	170,235	10,376
Other payables	216	406
Taxes payables	9,370	13,387
Income tax payable	133,836	61,622
Payroll and social security taxes payables	23,762	32,399
Loans	172,904	286,728
Trade payables	208,158	117,624
Total Current Liabilities	**719,798**	**523,668**
Total Liabilities	**2,700,413**	**2,677,089**
Total Equity and Liabilities	**6,667,147**	**6,339,517**

Consolidated Statement of Cash Flows for the first semesters ended June 30, 2026 and 2025

(In million of Argentine Pesos)

	2026	2025
Cash flow provided by operating activities		
Total comprehensive income for the year	**304,306**	**206,084**
Reconciliation of net income to cash flow provided by operating activities:		
Depreciation of PPE	123,226	116,359
Climate Event Impairment on PPE	-	10,118
Disposal of PPE	777	5,826
Increase in allowances and provisions	398	213
Share of (gain) / loss from associates	63	(431)
Interest expense accrual	74,995	42,530
Results on other financial assets other than cash and cash equivalents	(174,289)	(82,855)
Income tax	173,033	102,172
Impairment of financial assets	81	11,194
Foreign exchange loss	51,608	69,207
Loss on monetary position	61,374	34,351
Changes in assets and liabilities:		
Trade receivables	(51,981)	(69,865)
Other receivables	(7,580)	(31,973)
Inventories	1,251	(11,505)
Trade payables	40,768	32,385
Payroll and social security taxes payable	(3,909)	(1,450)
Taxes payable	(2,063)	5,773
Contract assets	27	-
Other payables	(131)	(129)
Interest paid	(68,397)	(32,827)
Income tax paid	(76,089)	(69,007)
Contract liabilities	154,508	(6,405)
Cash flow provided by operating activities	**601,976**	**329,762**
Cash flow used in investing activities		
Additions to property, plant and equipment	(318,456)	(152,921)
Interest received	17,300	-
Proceeds from sales of financial assets not considered cash equivalents, net	315,034	83,997
Payments for acquisitions of financial assets not considered cash equivalents	(2,383,493)	(260,850)
Proceeds from sales of financial assets not considered cash equivalents	1,220,945	214,623
Cash flow used in investing activities	**(1,148,670)**	**(115,150)**
Cash flow provided by / (used in) financing activities		
Proceeds from loans	44,759	-
Leasing payments	(389)	(514)
Payment of loans	(39,921)	(682)
Dividend paid	-	(270,657)
Cash flow provided by / (used in) financing activities	**4,449**	**(271,853)**
Net variation in cash and cash equivalents	**(542,246)**	**(57,241)**
Cash and cash equivalents at the beginning of the period	941,531	92,378
Monetary result effect on cash and cash equivalents	(84,569)	(13,138)
Foreign exchange gain on cash and cash equivalents	(28,027)	200
Cash and cash equivalents at the end of the period	**286,690**	**22,200**

tgs

For additional information on tgs, please contact:

INVERSOR RELATIONS:
Finance and IR Manager
Leandro Perez Castaño

Investor Relations Officer
Carlos Almagro

Contact inversores@tgs.com.ar

MEDIA RELATIONS:
Institutional Relations Manager
Mario Yaniskowski

Contact: mario_yaniskowski@tgs.com.ar

tgs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: August 3, 2026.